Northsight Capital, Inc.

7580 E Gray Rd., Ste 103

Scottsdale, AZ 85260

Securities and Exchange Commission October 26, 2018

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: John Reynolds, Assistant Director

RE:Northsight Capital, Inc.

Amendment No. 6 to

Registration Statement on Form S-1

Filed October 12, 2018

File No. 333-216863

Dear Mr. Reynolds:

This is in response to the comment letter of the Securities and Exchange Commission dated October 23, 2018 (“Comment Letter”) on the above referenced Registration Statement.

We have revised our Registration Statement in response to the Comment Letter and updated it as necessary. We have concurrently transmitted to the Commission via the Edgar system Amendment No. 6 to the above referenced Registration Statement.

Each of the Commission’s comments is set forth below, followed by the company’s response thereto.

Selling Security Holders, page 20

1. We note that you have increased the number for shares being registered by 2,676,400. Please clarify the circumstances under which these shares were issued to Chris Kohler. Also, clarify if this is the same Chris Kohler who acts as your controller. See Item 507 of Regulation S-K.

Company Response: The requested disclosures have been provided.

Unaudited Pro Forma Combined Financial Statements, page F-41

2. The balance sheet effects of your merger with Crush Mobile are already reflected in your June 30, 2018 historical balance sheet on page F-2. Please remove the pro forma balance sheet as of December 31, 2017, along with the related balance sheet footnote adjustment disclosures. Also, remove the pro forma statement of operations for the year ended December 31, 2016. Refer to Rule 11-02(c)(1) and (2) of Regulation S-X.

Company Response: The requested deletions have been made.

3. Please revise your pro forma statement of operations for the year ended December 31, 2017 to include all necessary pro forma adjustments, such as the amortization of trademarks, software and intellectual property and customer lists disclosed on page F-7. Refer to Instruction 2 to Rule 11-02(b) of Regulation S-X.

Company Response: The requested disclosures have been provided.

We look forward to the Staff’s response to the Form S-1 amendment filed concurrently with this response letter.

Sincerely,

Northsight Capital, Inc.

/s/ John Venners, EVP Operations/

cc: Ruairi Regan, SEC Examiner (email)